SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors held on June 30, 2011

1. Date, Time and Venue: On June 30, 2011, at 10 a.m., in the headquarter of the Company, located at Avenida das Nações Unidas 8,501, 19th floor.

2. Call Notice and Attendance: Call notice waived, due to the attendance of the totality of the members of the Company’s Board of Director, therefore, the instatement and approval quora were verified.

3. Presiding Board: Chairman: Caio Racy Mattar. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The following resolutions were unanimously approved, without reservations, by all the directors in attendance:

4.1. To change the composition of the Company’s Finance Executive Committee, Ethics Executive Committee and Investment Executive Committee, with the consequent amendment of the wording of the Internal Rules of the Committees, as attached to the present minutes as Annex I, as follows: (i) Internal Rules of the Finance Executive Committee, (ii) Internal Rules of the Ethics Executive Committee; and (iii) Internal Rules of the Investment Executive Committee.

4.2. To change the item 5 (b) of the Chapter that establishes the duties and responsibilities of the Investment Executive Committee in order to state that the Committee will have to submit to Board of Directors’ approval the purchases of land and new real estate developments having a cash exposure in excess of R$ 45 million or involving amounts in excess of 1.5% of the net asset value of the Company, whichever is greater, with the consequent amendment of the wording of the Internal Rules of the Investment Executive Committee attached to the present as Annex I.3.

4.3. To register the resignation of Mr. Gerald Dinu Reiss to his office in the Company’s Audit Committee, and to ratify the appointment, as member of said Committee, on May 3rd, 2011, for the term of office to expire on September 9, 2011, of Miss Maria Letícia de Freitas Costa, Brazilian, single, engineer, bearer of identity card RG No. 6.057.278-4 SSP/SP, enrolled with the CPF/MF under No. 050.952.788-58.

4.4. To register the resignation of Mr. Richard L. Huber to his office in the Company’s Compensation Committee, and to ratify the appointment, as member of said Committee, on May 3rd, 2011, for the term of office to expire on the date of the Annual Shareholders’ Meeting to be held in 2012, of Mr. Henri Phillipe Reichstul, Brazilian, married, economist, bearer of identity card RG No. 3.798.203 SSP/SP, enrolled with the CPF/MF under No. 001.072.248-36. Mr. Henri Phillipe Reichstul will be the Coordinator of the Company’s Compensation Committee.

4.5. To register the resignation of Mr. Wilson Amaral de Oliveira to his office in the Company’s Nominating and Corporate Governance Committee, and to ratify the appointment, as member of said Committee, on May 3rd, 2011, for the term of office to expire on the date of the Annual Shareholders’ Meeting to be held in 2012, of Mr. Guilherme Affonso Ferreira, Brazilian, separated, businessman, bearer of identity card RG No. 4.405.163 SSP/SP, enrolled with the CPF/MF under No. 762.604.298-00.

4.6. To register the resignation of Mr. Wilson Amaral de Oliveira and Antonio Carlos Ferreira Rosa to their office in the Company’s Investment Executive Committee, and to appoint, as members of said Committee, for the term of office to expire on September 9, 2012, Mr. Rodrigo Osmo, Brazilian, married, chemical engineer, bearer of identity card RG No. 25.254.176-5 SSP/SP, enrolled with the CPF/MF under No. 268.909.818-04, o Mr. Mário Rocha Neto, Brazilian, married, civil engineer, bearer of identity card RG No. 5.637.585 SPP/SP, enrolled with the CPF/MF under No. 030.073.278-30, Mr. Sandro Rogério da Silva Gamba, Brazilian, married, civil engineer, bearer of identity card RG No. 24.885.811-7, enrolled with the CPF/MF under No. 153.803.238-47, and Mr. Luiz Carlos Siciliano, Brazilian, married, business administrator, bearer of identity card RG No. 05.688.896-9, enrolled with the CPF/MF under No. 789.622.427-53. Mr. Alceu Duilio Calciolari will assume the coordination of the Company’s Investment Executive Committee.

4.7. To register the resignation of Mr. Wilson Amaral de Oliveira to his office in the Company’s Finance Executive Committee, and to appoint, as member of said Committee, for the term of office to expire on September 9, 2012, Mr. Rodrigo Osmo, Brazilian, married, chemical engineer, bearer of identity card RG No. 25.254.176-5 SSP/SP, enrolled with the CPF/MF under No. 268.909.818-04. Mr. Alceu Duilio Calciolari will assume the coordination of the Company’s Finance Executive Committee.

4.8. Due to the deliberation above and pursuant to the meetings of the Board of Directors of the Company held on September 9, 2010 and November 19, 2010, the composition of the Company’s assistance committees will be as follows:

(i) Audit Committee: José Écio Pereira da Costa Júnior, as President of the Committee, Richard L. Huber and Maria Letícia de Freitas Costa;

(ii) Compensation Committee: Henri Phillipe Reichstul, as Coordinator, Caio Racy Mattar and José Écio Pereira da Costa Júnior;

(iii) Nominating and Corporate Governance Committee: Gerald Dinu Reiss, as Coordinator, Caio Racy Mattar and Guilherme Affonso Ferreira;

(iv) Investment Executive Committee: Alceu Duilio Calciolari, as Coordinator, Rodrigo Osmo, Mário Rocha Neto, Sandro Rogério da Silva Gamba and Luiz Carlos Siciliano;

(v) Finance Executive Committee: Alceu Duilio Calciolari, as Coordinator, Rodrigo Osmo and Fernando Cesar Calamita; and

(vi) Ethics Executive Committee: Rodrigo Ferreira Coimbra Pádua, as Coordinator, Mario Rocha Neto, Fernando Cesar Calamita, and Luciano de Camillo Masson.

4.9. In accordance to the terms of item 6.8 of Novo Mercado Regulation, approve the securities trading policy of the Company, including new guidance release policy to the terms of the trading policy previously approved in the Board of Directors meeting held on July 15, 2009, consolidated in the terms of “Conduct Manual Disclosure and Use of Information and Securities Trading Policy Issued by Gafisa S.A.”, attached to the present minutes as Annex II.

4.10. In accordance to the terms of item 6.9 of Novo Mercado Regulation, approve the c code of conduct of the Company, in the terms of “Code of Ethics of Gafisa S.A.”, attached to the present minutes as Annex III.

5. Closing: With no further matters to be discussed, these minutes were read, approved and signed by those attending the meeting. Signatures: Caio Racy Mattar (Chairman), Renata de Carvalho Fidale (Secretary). Directors: Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss, José Écio Pereira da Costa Júnior, Renato de Albuquerque, Wilson Amaral de Oliveira, Henri Phillipe Reichstul, Guilherme Affonso Ferreira and Maria Letícia de Freitas Costa.

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Renata de Carvalho Fidale
Secretary

ANNEX I – CHARTER OF THE COMMITTEES

I.1 – CHARTER OF THE FINANCE EXECUTIVE COMMITTEE

ARTICLE I

FINANCE COMMITTEE

1. The Finance Committee (the “Committee”) is a collegiate body created to assist and provide information to the Board of Directors (the “Board”), in accordance with the terms of Section 14 of the Bylaws of Gafisa S.A. (the “Company”).

2. The Committee will adopt its resolutions by a majority vote of its members.

Considering that the Committee is an advisory body to the Board, the resolutions of the Committee constitute mere recommendations to the Board. The recommendations of the Committee will be supported by an assessment of risks and, where applicable, by comments from the legal department of the Company.

ARTICLE II

MEMBERSHIP AND OPERATION OF THE FINANCE COMMITTEE

3. The Committee will not operate on an ongoing basis and will be comprised of minimum (3) three and maximum (5) five members to be elected by the Board from among the officers of the Company (executive officers or not). The term of office of the Committee members will be 2 (two) years provided, further, that no additional compensation will be payable for service as a Committee member.

3.1. There will be no hierarchy among the members of the Committee.

4. A majority of the Committee members will elect a Coordinator from among their number.

4.1. The Coordinator will have responsibility for oversight and organization of the operations of the Committee as well as for preparation, organization, recording and distribution of the agenda and minutes of the Committee meetings, and any information required in connection with the discussion of such agenda.

ARTICLE III

DUTIES AND RESPONSIBILITIES

5. The Committee will have the following duties and responsibilities, in addition to others that may be assigned by the Board:

(a) to recommend to the Board the approval of financial agreements that are not inside the operational routine of the Company and required approval of the Board;

(b) to elaborate policies related to: (i) financial investment of the Company; (ii) raising of financing through capital markets; and (iii) tendering of guaranties;

(c) to monitor and report, as necessary, the (i) Policy of Corporative and Financial Risks, (ii) Policy of Guaranties and Credit Limits of the Company, and (iii) other policies described in item (a) above;

(d) to monitor the start-up of the Annual Investments Plan, as approved by the Board;

(e) to monitor and report the cash flow and Short and Long Term Debt Policy;

(f) to monitor and report the debt structure and make suggestions of amendments as often as necessary; and

(g) to review and assess the adequacy of this charter and recommend any proposed changes to the Board.

ARTICLE IV

MEETINGS

6. The Committee will hold its meetings as often as it necessary. Meetings will be called by the Coordinator, by letter, e-mail, telegram or fax sent at least three days in advance, provided, however, that a meeting attended by all Committee members will be deemed to be duly constituted, irrespective of any notice.

7. Committee meetings may be held at the principal place of business of the Company or any other location, as previously agreed by the members. Meetings via telephone conference or video conference will be permitted.

8. The remaining directors, executive officers, impendent auditors or advisors of the Company will attend a meeting of the Committee whenever so requested, but will have no voting rights at such meeting.

9. Any Committee meeting may be treated on a confidential basis, wholly or in part, where the Coordinator believes such treatment would be advisable considering the matters at hand, including with respect to the conclusions reached.

ARTICLE V

DUTIES AND PREROGATIVES OF THE COMMITTEE AND ITS MEMBERS

10. In the discharge of the duties and responsibilities of their offices, the members of the Committee will abide by the Company's Code of Ethics, and applicable rules and regulations.

11. The members of the Committee will have fiduciary obligations to the Company and may not disclose to third parties any documents or information regarding the Company's business. The members of the Committee will hold in secrecy any material, inside or strategic information of the Company obtained by virtue of their offices and will ensure that no such information will be accessible to third parties. The members of the Committee may not use any such information to obtain any gains for himself or herself or for another person.

11.1. For the purpose of the foregoing provisions of this section, the following meanings will apply:

(a) Material: any resolution adopted by a shareholders' meeting or the management of the Company or any other act or event in connection with the corporate business that may have significant effect on (a) the quoted prices for the securities of the Company; or (b) investors' decisions to trade such securities; or (c) investors' decisions to exercise any rights attaching to the securities of the Company;

(b) Inside: any information imparted to a particular person or group before it is disclosed to the public; and

(c) Strategic: any information that may provide the Company with a gain or competitive advantage over its competitors, or that needs to be kept secret due to its relevance.

ARTICLE VI

REPORT BY THE BOARD OF EXECUTIVE OFFICERS AND ANNUAL
REVIEW

12. In advance of each meeting of the Committee, the Board of Executive Officers will make available to the Coordinator, for distribution to the Committee members, one or more reports on matters falling within the scope of authority of the Committee that are being reviewed by the Company, with a description of the strategies and actions proposed to be adopted and/or currently adopted by the Company with respect to such matters.

13. On an yearly basis, if so requested by the Board, the Board of Executive Officers will submit to the Committee a review of the results of the plans, projects and strategic investments fully carried out by the executive officers during the period in question, or still under way.

14. The conclusions of any such annual review requested by the Board and the comments and recommendations from the Committee in connection therewith will be submitted to the Board of Directors for review.

1.2 – CHARTER OF THE ETHICS EXECUTIVE COMMITTEE

ARTICLE I

ETHICS COMMITTEE

1.The Ethics Committee (the “Committee”) is a collegiate body created to assist and provide information to the Board of Directors (the “Board”), in accordance with the terms of Section 14 of the Bylaws of Gafisa S.A. (the “Company”).

2. The Committee will adopt its resolutions by a majority vote of its members. Considering that the Committee is an advisory body to the Board, the resolutions of the Committee constitute mere recommendations to the Board. The recommendations of the Committee will be supported by an assessment of risks and, where applicable, by comments from the legal department of the Company.

ARTICLE II

MEMBERSHIP AND OPERATION OF THE ETHICS COMMITTEE

3. The Committee will not operate on an ongoing basis and will be comprised of minimum (3) three and maximum (5) five members to be elected by the Board among officers of the Company (executive officers or not) and managers allocated in the following areas: (i) Financial; (ii) Legal; (iii) People; (iv) Operations; and (v) Internal Auditor. The term of office of the Committee members will be 2 (two) years provided, further, that no additional compensation will be payable for service as a Committee member.

3.1. There will be no hierarchy among the members of the Committee.

4. A majority of the Committee members will elect a Coordinator among their number.

4.1. The Coordinator will have responsibility for oversight and organization of the operations of the Committee as well as for preparation, organization, recording and distribution of the agenda and minutes of the Committee meetings, and any information required in connection with the discussion of such agenda.

ARTICLE III

DUTIES AND RESPONSIBILITIES

5. The Committee will have the following duties and responsibilities, in addition to others that may be assigned by the Board:

(a) to solve ethics conflicts that are not solved by the hierarchical chain or that are not included in this code or in its guidelines;

(b) to guarantee confidentiality on received information;

(c) to take actions related to the Code of Ethics violations;

(d) to approve costs of air tickets and lodgings sponsored by suppliers for employees of the Company, for technical visits, workshops, conference, fairs, etc;

(e) to approve the hiring of suppliers who maintain personal relationship with employee’s relatives of first degree: father, mother, brothers/sisters, son/daughters, spouses, cousins, nephews/nieces and uncles/aunts; and

(f) to review and assess the adequacy of this charter and recommend any proposed changes to the Board.

6. The Committee also will be responsible to inform to the Internal Auditors of the Company and to the Audit Committee, all accusation received by the “Canal Confidencial”, as the actions the related to them.

ARTICLE IV

MEETINGS

7. The Committee will hold its meetings as often as it necessary or when request by the members of the Committee, to solve accusations, in accordance with the clause 5 above. Meetings will be called by letter, e-mail, telegram or fax sent at least three days in advance, provided, however, that a meeting attended by all Committee members will be deemed to be duly constituted, irrespective of any notice.

8. Committee meetings may be held at the principal place of business of the Company or any other location, as previously agreed by the members. Meetings via telephone conference or video conference will be permitted.

9. The remaining Directors, Executive Officers, impendent auditors or advisors of the Company will attend a meeting of the Committee whenever so requested, but will have no voting rights at such meeting.

10. Any Committee meeting may be treated on a confidential basis, wholly or in part, where the Coordinator believes such treatment would be advisable considering the matters at hand, including with respect to the conclusions reached.

ARTICLE V

DUTIES AND PREROGATIVES OF THE COMMITTEE AND ITS MEMBERS

11. In the discharge of the duties and responsibilities of their offices, the members of the Committee will abide by the Company's Code of Ethics, and applicable rules and regulations.

12. The members of the Committee will have fiduciary obligations to the Company and may not disclose to third parties any documents or information regarding the Company's business. The members of the Committee will hold in secrecy any material, inside or strategic information of the Company obtained by virtue of their offices and will ensure that no such information will be accessible to third parties.

The members of the Committee may not use any such information to obtain any gains for himself or herself or for another person.

12.1. For the purpose of the foregoing provisions of this section, the following meanings will apply:

(a) Material: any resolution adopted by a shareholders' meeting or the management of the Company or any other act or event in connection with the corporate business that may have significant effect on (a) the quoted prices for the securities of the Company; or (b) investors' decisions to trade such securities; or (c) investors' decisions to exercise any rights attaching to the securities of the Company;

(b) Inside: any information imparted to a particular person or group before it is disclosed to the public; and

(c) Strategic: any information that may provide the Company with a gain or competitive advantage over its competitors, or that needs to be kept secret due to its relevance.

ARTICLE VI

REPORT BY THE BOARD OF OFFICERS AND ANNUAL REVIEW

13. In advance of each meeting of the Committee, the Board of Officers will make available to the Coordinator, for distribution to the Committee members, one or more reports on matters falling within the scope of authority of the Committee that are being reviewed by the Company, with a description of the strategies and actions proposed to be adopted and/or currently adopted by the Company with respect to such matters.

14. The conclusions of any such annual review requested by the Board and the comments and recommendations from the Committee in connection therewith will be submitted to the Board for review.

I.3 – CHARTER OF THE INVESTMENT EXECUTIVE COMMITTEE

ARTICLE I

INVESTMENT COMMITTEE

1. The Investment Committee (the “Committee”) is a collegiate body created to assist and provide information to the Board of Directors (the “Board”), in accordance with the terms of Section 14 of the Bylaws of Gafisa S.A. (the “Company”).

2. The Committee will adopt its resolutions by a majority vote of its members. Considering that the Committee is an advisory body to the Board, the resolutions of the Committee constitute mere recommendations to the Board. The recommendations of the Committee will be supported by an assessment of risks and, where applicable, by comments from the legal department of the Company.

ARTICLE II

MEMBERSHIP AND OPERATION OF THE INVESTMENT COMMITTEE

3. The Committee will not operate on an ongoing basis and will be comprised of minimum three (3) and maximum (5) five members to be elected by the Board among the officers of the Company (executive officers or not). The term of office of the Committee members will be 2 (two) years, provided, further, that no additional compensation will be payable for service as a Committee member.

3.1. There will be no hierarchy among the members of the Committee.

4. A majority of the Committee members will elect a Coordinator among their number.

4.1. The Coordinator will have responsibility for oversight and organization of the operations of the Committee as well as for preparation, organization, recording and distribution of the agenda and minutes of the Committee meetings, and any information required in connection with the discussion of such agenda.

ARTICLE III

DUTIES AND RESPONSIBILITIES

5. The Committee will have the following duties and responsibilities, in addition to others that may be assigned by the Board:

(a) to review, discuss and recommend any purchases of land and new real estate developments by the Company or any of the other companies controlled by it;

(b) to submit to Board of Directors’ approval the purchases of land and new real estate developments (i) that the VGV of the commercial units represents at least 50% of the total VGV of the development; or (ii) having a cash exposure in excess of R$ 45 million or involving amounts in excess of 1.5% of the net asset value of the Company, whichever is greater;

(c) to advice the executive officers on negotiation of new business transactions and structuring of deals;

(d) to monitor start-up of new projects and related cash flows;

(e) in special cases, to engage in negotiations and structuring of new types of business transactions; and

(f) to review and assess the adequacy of this charter and recommend any proposed changes to the Board.

ARTICLE IV

MEETINGS

6. The Committee will hold its meetings according to a schedule made available at the beginning of each year to the members of the Committee. Meetings will be called by letter, e-mail, telegram or fax sent at least three days in advance, provided, however, that a meeting attended by all Committee members will be deemed to be duly constituted, irrespective of any notice.

7. Committee meetings may be held at the principal place of business of the Company or any other location, as previously agreed by the members. Meetings via telephone conference or video conference will be permitted.

8. The remaining directors, executive officers, impendent auditors or advisors of the Company will attend a meeting of the Committee whenever so requested, but will have no voting rights at such meeting.

9. Any Committee meeting may be treated on a confidential basis, wholly or in part, where the Coordinator believes such treatment would be advisable considering the matters at hand, including with respect to the conclusions reached.

ARTICLE V

DUTIES AND PREROGATIVES OF THE COMMITTEE AND ITS MEMBERS

10. In the discharge of the duties and responsibilities of their offices, the members of the Committee will abide by the Company's Code of Ethics, and applicable rules and regulations.

11. The members of the Committee will have fiduciary obligations to the Company and may not disclose to third parties any documents or information regarding the Company’s business. The members of the Committee will hold in secrecy any material, inside or strategic information of the Company obtained by virtue of their offices and will ensure that no such information will be accessible to third parties. The members of the Committee may not use any such information to obtain any gains for himself or herself or for another person.

11.1. For the purpose of the foregoing provisions of this section, the following meanings will apply:

(a) Material: any resolution adopted by a shareholders’ meeting or the management of the Company or any other act or event in connection with the corporate business that may have significant effect on (a) the quoted prices for the securities of the Company; or (b) investors’ decisions to trade such securities; or (c) investors’ decisions to exercise any rights attaching to the securities of the Company;

(b) Inside: any information imparted to a particular person or group before it is disclosed to the public; and

(c) Strategic: any information that may provide the Company with a gain or competitive advantage over its competitors, or that needs to be kept secret due to its relevance.

ARTICLE VI

REPORT BY THE BOARD OF OFFICERS AND ANNUAL REVIEW

12. In advance of each meeting of the Committee, the Board of Officers will make available to the Coordinator, for distribution to the Committee members, one or more reports on matters falling within the scope of authority of the Committee that are being reviewed by the Company, with a description of the strategies and actions proposed to be adopted and/or currently adopted by the Company with respect to such matters.

13. On an yearly basis, if so requested by the Board, the Board of Officers will submit to the Committee a review of the results of the plans, projects and strategic investments fully carried out by the executive officers during the period in question, or still under way.

14. The conclusions of any such annual review requested by the Board and the comments and recommendations from the Committee in connection therewith will be submitted to the Board for review.

ANNEX II – SECURITIES TRADING POLICY

CONDUCT MANUAL
DISCLOSURE AND USE OF INFORMATION AND
SECURITIES TRADING POLICY
ISSUED BY GAFISA S.A.

CONDUCT MANUAL
DISCLOSURE AND USE OF INFORMATION AND
SECURITIES TRADING POLICY
ISSUED BY GAFISA S.A.

– Contents

– Part I

– Section I – Purpose and Sphere of Action

1. Scope and Persons in Charge
2. Deed of Compliance

– Section II – Principles

– Section III – Policy on the Disclosure and Use of Information related to a Relevant Acts or Facts

1. Obligations to the Investor Relations Director
2. Purpose of Disclosing a Relevant Act or Fact
3. Definition of a Relevant Act or Fact
4. Examples of Relevant Acts or Facts
5. In-House Procedures for Notifying and Disclosing a Relevant Act or Fact
6. Liability in Case of Omission
7. When to Notify and Disclose – Periods
8. Who to Notify
9. Disclosure Media – Newspapers and the Internet
10. Inside Information and the Duty of Secrecy
11. Non-Disclosure – Exception to the Rule
12. Corporate Non-Disclosure Procedures for a Relevant Act or Fact
13. Secrecy Request submitted to the CVM

– Section IV – Guidance Release Policy

– Section V – Notification Procedures for Trading by Officers and Related Persons

– Section VI – Notification and Disclosure Procedures for the Acquisition or Divestment of Relevant Shareholdings

Part II

– Section I – Securities Trading Policy issued by the Company

1. Constraints on Trading while the Disclosure of a Relevant Act or Fact Remains Pending
2. Exceptions to the General Constraints on Trading in Securities
3. Constraints on Trading after the Disclosure of a Relevant Act or Fact
4. Individual Investment Programs

5. Ban on Trading during the Period preceding the Disclosure of Quarterly and Annual Information and the Financial Statements
6. Ban on Decisions addressing the Acquisition or Divestment of Shares issued by the Company
7. Ban on Trading Applicable to Former Officers

– Section II – Final Provisions

1. Indirect and Direct Trading
2. Policy Oversight Responsibilities of the Investor Relations Director
3. Alterations to the Manual
4. Alterations to the Trading Policy
5. Third Party Liability

– Annexes

Annex I – Definitions
Annex II – Deed of Compliance with the Manual
Annex III – Trades Table

CONDUCT MANUAL
DISCLOSURE AND USE OF INFORMATION AND
SECURITIES TRADING POLICY
ISSUED BY GAFISA S.A.

The policies adopted by Gafisa S.A. for its relationships with investors and the market in general have always been based on the principle of transparency, with its conduct being guided by full disclosure of the available information portraying the activities of the Company. Moreover, it has always pursued the highest standards of compliance with the legal and regulatory provisions governing listed companies whose securities are traded in Brazil and abroad.

With the advent of the Corporations Act and the publication of standards by the Brazilian Securities Commission, drawn up in order to regulate the disclosure of information to the investor public, the Board of Gafisa S.A. decided that this was an opportune occasion for consolidating the best practices in a Manual that will guide the conduct of the Officers and Staff of the Company. Consequently, this Manual presents the best practices for the disclosure and use of information, as well as the rules applicable to the release of information as guidance (Part I) and trading in securities issued by Gafisa S.A. (Part II).

Sections I, II and III of Part I of this Manual address the use, notification and disclosure of relevant information related to the businesses and activities of Gafisa S.A., arising from decisions taken by its administration entities or its Controlling Shareholders, among others, which may have repercussions on the market trading in the securities issued by Gafisa S.A. This Manual establishes the duties and responsibilities that ensure information on relevant facts is dealt with properly, either in-house at Gafisa S.A. or when disclosed to market participants.

Section IV of Part I of the Manual established the rules applicable to the guidance release of the Company.

Section V addresses the notification of trading in securities by the Directors and Officers of Gafisa S.A. and persons related thereto, together with the procedures to be followed in this matter.

Section VI regulates the notification and disclosure of alterations in the shareholding positions held by the Controlling Shareholders and by persons appointed by the members of the Board of Directors of Gafisa S.A., whenever purchase or sale transactions involve stockholdings that are deemed relevant.

Part II of the Manual establishes the Securities Trading Policy issued by Gafisa S.A. to be adopted while the disclosure of a relevant act or fact remains pending and also at certain times as defined in Instruction Nº 358/02 issued by the CVM, in order to avoid the improper use of inside information. The constraints established by this policy are applicable not only to the Controlling Shareholders and Officers of Gafisa S.A., but also to many other people who may have access to inside information about Gafisa S.A. through professional links that place them in privileged positions, in terms of the investor market.

As permitted by Instruction Nº 358/02 issued by the CVM, Gafisa S.A. approved its Trading Policy at the Board Meeting held on July 6, 2009. This Trading Policy makes provision for the adoption of mechanisms that ensure control and transparency for trading in securities issued by Gafisa S.A., in order to prevent possible future assumptions of any improper use of Relevant Information.

It must also be stressed that persons subject to the rules introduced by this Manual must comply herewith, signing the respective Deeds of Compliance.

Any doubts about the application of this Manual must be addressed to the Investor Relations Director of Gafisa S.A.

GAFISA S.A.

Part I
Section I
Purpose and Sphere of Action

1. Scope and Persons in Charge – The purpose of this Manual – whose defined terms are listed in Annex I – is to establish high standards of conduct and transparency that must necessarily be complied with by (i) the Officers, Controlling Shareholders, Audit Board Members and members of the other Technical or Advisory Entities of the Company; (ii) Employees and Executives with access to Relevant Information; and also (iii) by any persons who may become aware of information related to a Relevant Act or Fact about the Company, due to their positions or functions in the Parent Company, the Subsidiary Companies and the Associated Companies, in order to adapt the internal policy of the Company to the principle of transparency and good conduct practices for the use and disclosure of relevant information and trading in securities issued by the Company. The Manual also established, on
Section IV, the rules applicable to guidance release of the Company.
2. Deed of Compliance – The persons mentioned above must sign the respective Deed of Compliance with this Manual, as set forth Article 15, § 1, item I and Article 16, § 1 of Instruction Nº 358/02 issued by the CVM and in compliance with the model appended to this Manual as Annex II. At its head offices, the Company will keep a list of the persons signing the Deed of Compliance, together with their respective qualifications, positions or functions, addresses and personal or corporate tax numbers (CPF / CNPJ). This list will always be available to the Brazilian Securities Commission (CVM).

Section II
Principles

All persons subject to this Manual must conduct themselves in compliance with the values of good faith, loyalty and truth, as well as by the general principles established herein.
All efforts to foster market efficiency must ensure the competition among investors for the best returns are based on analyses and construals of the disclosed information, and never on insider access to the same information.
The persons subject to this Manual must also bear in mind that transparent, accurate and timely information constitutes the main tool available to the investor public and especially the shareholders of the Company, in order to ensure the necessary fair treatment.
Relationships between the Company and the players and opinion-shapers on the securities market must be conducted in a uniform and transparent manner.

Persons subject to the provisions set forth in this Manual must  ensure that information disclosed on the equity and financial situation of the Company is correct, complete, continuous and developed through the Officers assigned this function, and must also encompass data on the development of their respective shareholding positions in the equity capital of the Company, as set forth in this Manual and the regulations.

Section III
Policy on the Disclosure and Use of Information related to a Relevant Acts or Facts
1. Obligations to the Investor Relations Director

Instruction Nº 358/02 issued by the CVM introduced a system assigning responsibility for the use, notification and disclosure of Relevant Acts or Facts by listed companies. As a result, the Investor Relations Director was assigned primary responsibility for notifying and disclosing Relevant Acts or Facts. In order to ensure that the Investor Relations Director can fulfill his duties, other responsibilities were introduced for certain persons linked to the Company, requiring them to notify the Investor Relations Director of any relevant act or fact of which they may become aware, so that the necessary steps may be taken thereby.

2. Purpose of Disclosing a Relevant Act or Fact

The disclosure of a Relevant Act or Fact is intended to ensure that information is provided to investors in good time, and in a reasonable and efficient manner, as required for taking their investment decisions, ensuring the best possible symmetry in the dissemination of this information. Thus, it prevents the improper use of inside information on the securities market by persons having access thereto, to their own benefit or to the benefit of third parties, and to the detriment of investors in general, the market and the Company.

3. Definition of a Relevant Act or Fact

"Relevant Act or Fact", as set forth in Article 155, § 1 of Law Nº 6,404/76 and Article 2 of Instruction Nº 358/02 issued by the CVM is: (a) any decision taken by the Controlling Shareholder(s), a decision taken by the General Meeting or the management entities of the Company; or (b) any other political, administrative, technical, business, economic or financial act or fact occurring or related to its businesses, which may measurably influence:

1. the perception of the value of the Company;
2. the price of its securities;
3. decisions taken by investors to buy, sell or keep such securities; or
4. decisions taken by investors to exercise any of the rights inherent to their status as shareholders.

4. Examples of Relevant Acts or Facts

Article 2 of Instruction Nº 358/02 issued by the CVM presents a non-exhaustive list of examples of Relevant Acts or Facts, with no need for repetition. In any case, the material status of events related to the Relevant Act or Fact must be analyzed within the context of the regular activities and dimension of the Company, as well as information disclosed previously, rather than at the abstract level, in order to avoid the banalization of the disclosure of Relevant Acts or Facts, with adverse effects on market analyses of the prospects of the Company.

5. In-House Procedures for Notifying and Disclosing a Relevant Act or Fact

All information about a Relevant Act or Fact related to the Company will be centralized with the Investor Relations Director, who is in charge of the disclosure and notification of any Relevant Acts or Fact (CVM Instruction Nº 358/02, Article 3).

The Controlling Shareholders, the Officers, the Audit Board Members, the Employees and the Executives with access to Relevant Information as well as the members of any Technical or Advisory Entities of the Company, must notify the Investor Relations Director of any Relevant Act or Fact of which they may become aware, as he is the person in charge of notifying the proper entities thereof and its disclosure to the press, as set forth in this Manual.

6. Liability in Case of Omission

The Officers, the Controlling Shareholders, the Audit Board Members, the Employees and the Executives with access to Relevant Information or any of the members of the other Technical or Advisory Entities of the Company with personal knowledge of a Relevant Act or Fact must notify the Investor Relations Director thereof. Having made such notification, and if no decision has been taken to keep the matter secret as set forth in Article 6 of Instruction Nº 358/02 issued by the CVM, should the persons mentioned in this item note any omission on the part of the Investor Relations Director in terms of fulfilling his duties of notification and disclosure, they will be exempt from liability only if they immediately notify the Brazilian Securities Commission (CVM) of such Relevant Act or Fact.

7. When to Notify and Disclose - Periods

The disclosure of the Relevant Act or Fact must take place, whenever possible, before the start or after the close of trading on Stock Exchanges in Brazil or abroad. In case of any incompatibility, the trading hours of the Brazilian market will prevail.

In terms of Notification and Disclosure Periods, the Investor Relations Director must also comply with the following:

1. any Relevant Act or Fact occurring or related to the businesses of the Company must be notified and disclosed immediately after the occurrence thereof (CVM Instruction Nº 358/02, Article 3, head paragraph);
2. the Relevant Act or Fact must be disclosed concomitantly to the entire market, published in any means of communications whatsoever, including press releases or at meetings of professional associations, investors, analysts or selected publics, in Brazil or abroad (CVM Instruction Nº 358/02, Article 3, §3 ); and
3. assess the need to request the suspension of trading in the securities, always simultaneously, on Brazilian and foreign Stock Exchanges, for the length of time required to ensure proper dissemination of the relevant information, should it be imperative to disclose the Relevant Act of Fact during trading hours (CVM Instruction Nº 358/02, Article 5, §2 ).

8. Who to Notify

Information on any Relevant Act or Fact must be notified simultaneously to:
(i) the Brazilian Securities Commission (CVM) ;
(ii) Stock Exchanges where securities issued by the Company are traded;
(iii) organized over-the-counter entities where securities issued by the Company are traded.

9. Disclosure Media – Newspapers and the Internet

The disclosure of a Relevant Act or Fact involving the Company must be conducted through announcements in the large-circulation newspapers habitually used thereby (CVM Instruction Nº 358/02, Article 3, §4).

For each disclosure of a Relevant Act or Fact, the Company may decide to publish this in the form of a summary in the newspapers, presenting the minimum elements required for its understanding. In this hypothesis, the announcements must state the internet address(es) where full information must be available to all investors, with contents at least identical to that forwarded to the CVM, Stock Exchanges and the SECTOR (CVM Instruction Nº 358/02, Article 3, §4).

10. Inside Information and	The Controlling Shareholders, the Officers, the Audit Board Members, the Employees and the Executives with access to the Duty of Secrecy

Relevant Information or any members of the other Technical or Advisory Entities of the Company or any persons who, due to their functions or positions in the Parent Company, the Subsidiary Companies and the Associated Companies will have the duty of: (i) keeping information secret related to a Relevant Act or Fact to which they may have had insider access prior to the disclosure thereof to the market as well as; (ii) strive to ensure that subordinates and third parties in positions of trust also do so, being held jointly liable with the latter in case of any failure to comply with the Duty of Secrecy (CVM Instruction Nº 358/02, Article 8).

For guidance purposes, whenever any doubt arises about the relevance of any Inside Information, contact must be with the Investor Relations Director of the Company in order to clear up such doubts.

11. Non- Disclosure – Exception to the Rule

The general rule for a Relevant Act or Fact is that it must be immediately notified and disclosed. In any case, failing to notify and disclose a Relevant Act of Fact constitutes an exception that must be subject to analysis (CVM Instruction Nº 358/02, Article 6, head paragraph).

However, there are exceptional cases in which the indiscriminate disclosure of Inside Information constituting a Relevant Act of Fact may jeopardize the lawful interests of the Company.

12. Corporate Non-Disclosure Procedures for a Relevant Act or Fact

In these situations, the non-disclosure of a Relevant Act or Fact related to the Company will be addressed through a decision taken by the Controlling Shareholders or the Officers of the Company, as applicable (CVM Instruction Nº 358/02, Article 6, head paragraph).

Even if the Officers and Controlling Shareholders decide not to disclose a Relevant Act or Fact, they have the duty to disclose the Relevant Act or Fact immediately, either directly or through the Investor Relations Director, should such information be leaked, or in case of any atypical variations in the trading prices or quantities of the securities issued by the Company (CVM Instruction Nº 358/02, Article 6, sole paragraph).

13. Secrecy Request submitted to the CVM

The Officers and Controlling Shareholders may submit their decision to the Brazilian Securities Commission (CVM), to keep Relevant Acts or Facts secret, on an exceptional basis, when they feel that the disclosure thereof might constitute a clear risk to the lawful interests of the Company (CVM Instruction Nº 358/02, Article 7).
Section IV
Guidance Release Policy
1. Disclose Periods	It is a practice of the Company the release to the market information as guidance, in annual periods. The Company does not adopt as a practice the release of projections.
2. Type	The guidance released to the market will contain quantitative information, encompassing a period of maximum of 12 months.
3. Rules Applicable to the Guidance Release

For the purposes of guidance release, the Company will observe the applicable rules to projections release, as established in CVM Instruction No. 480/09 and CVM Instruction No. 358/02, including the following:
1. The release of information as guidance will be included in item 11 of Company’s Reference Form (“Formulário de Referência”), complying with all rules of Article 20, §1st of CVM Instruction No. 480/09.
2. The Company will update the Reference Form anytime there is a new guidance release, amendment (including premises, parameters or methodology) of previously released guidance, in 7 work days counted from the fact that cause the amendment (CVM Instruction 480/09, articles 20, §3 and 24, §3, IX). In this cases, the Company will disclosure a Relevant Fact, in accordance to this Manual (CVM Instruction No. 358/02, article 2, sole §, XXI).
3. The Company shall, quarterly, in the appropriate spaces of ITR and DFP, confront the released information as guidance and the results effectively obtained (CVM Instruction No. 480/09, article 20, §4).
4. The Company shall indicate the sources of the information that has been given by third parties.
5. The reconciliation between the financial metrics used by the Company (ex: EBITDA) and the accounting captions will be expressed directly in the financial statements, in accordance to the applicable accounting normatives.

Section V
Notification Procedures for Trading by Officers and Related Persons

Notification procedures for information on trading in securities issued by the Company set forth in this Section are based on Article 11 of Instruction Nº 358/02 issued by the CVM.

The Officers, the Audit Board Members and the members of the Technical or Advisory Entities of the Company must state the ownership of securities issued by the Company, held either in their own names or in the names of related persons, as well as any alterations to these positions.

Such notifications must be forwarded to the Investor Relations Director of the Company, who will then forward them to the Brazilian Securities Commission (CVM) and the Stock Exchange, as set forth in the form presented as Annex III of this Manual.

The Company must be notified within: (i) a period of five days after the completion of each transaction; and (ii) on the first business day after taking office.

In turn, the Investor Relations Director must notify the Brazilian Securities Commission (CVM) and Stock Exchanges within a period of ten days after the end of the month in which notifications are made to the positions held, or the month in which the above-mentioned persons take office, individually and consolidated by Company entity.

Section VI
Notification and Disclosure Procedures for the Acquisition or Divestment of Relevant Shareholdings

The Notification and Disclosure Procedures for information on trading in securities issued by the Company involving relevant shareholdings, as set forth in this Section, are based on Article 12 of Instruction Nº 358/02 issued by the CVM.

The direct or indirect Controlling Shareholders and the shareholders electing Member of the Board or the Audit Board, as well as any individual person or corporate entity, considered alone or in a group representing a single interest, with a direct or indirect stake that corresponds to 5% (five per cent) or more of the type or class of shares (or subscription bonuses, subscription rights, stock options, stock convertible debentures) here together called “shares”, representing the capital of the Company must forward a notification to the Company immediately, presenting the information listed in Article 12 of Instruction Nº 358/02 issued by the CVM.

Additionally, disclosure is required each time such stakes rise by 5% of share type or class (or share rights) representing the capital of the Company or when dropping by 5% of the share type or class (or share rights) representing the capital of the Company, in this case through divestment or elimination of share.

In cases where acquisitions result in or have been undertaken in order to alter the administrative structure or control composition of the Company, as well as in cases where such acquisitions give rise to the obligation to conduct a public offering, as set forth in Instruction Nº 361/02 issued by the CVM, the acquirer must also publish a notification of a Relevant Act of Fact, presenting the information listed in Article 12 of Instruction Nº 358/02 issued by the CVM.

The Investor Relations Director is in charge of transmitting information to the Brazilian Securities Commission (CVM) as soon as it is received by the Company and, if necessary, to Stock Exchanges as well as updating the corresponding field in the Annual Report (IAN) form.

Part II
Section I
Securities Trading Policy issued by the Company

Instruction Nº 358/02 issued by the CVM establishes constraints on trading in securities issued by listed companies by certain persons in some specified situations.

This same rule allows listed companies to adopt a policy for trading in their securities that allows – when followed faithfully – orderly trading in these securities, avoiding any possible future assumption of the improper use of Relevant Information.

This Section of the Manual establishes the rules for trading in securities issued by the Company, encompassing: (i) the constraints on trading set forth in Instruction Nº 358/02 issued by the CVM; and (ii) the Securities Trading Policy adopted by the Company.

1.Constraints on Trading while the Disclosure of a Relevant Act or Fact remains pending

Under hypotheses "1", "2" and "3" below, trading in securities is banned in principle (without adversely affecting the proviso applicable to transactions undertaken on the basis of this Trading Policy): (a) by Company; (b) by its Officers, Controlling Shareholders, Audit Board Members, Employees and Executives with access to Relevant Information and members of the other Technical or Advisory Entities of the Company, as well as by (c) any persons who, due to their functions or positions in the Parent Company, the Subsidiary Companies and the Associated Companies, become aware of information related to a Relevant Act or Fact about the Company, until it is disclosed to the market:

1. whenever any Relevant Act or Fact occurs in the businesses of the Company that is known to the persons mentioned above;

2. when any option or mandate is granted or implemented in order to acquire or divest shares issued by the Company, undertaken by the Company itself, its Subsidiary Companies, its Associated Companies or other company under common control; and

3. whenever there is an intention of conducting a total or partial spit, spin-off, take-over, merger, corporate restructuring or reorganization process.

The ban mentioned in item (2) above is applicable to transactions involving shares issued by the Company and undertaken by its Officers, Audit Board Members, Employees and Executives with access to Relevant Information, as well as by members of the other Technical or Advisory Entities of the Company, by the Controlling Shareholders and by any persons who, due to their functions or positions in the Parent Company, Subsidiary Companies and Associated Companies, becomes aware of information related to a Relevant Act or Fact about the Company solely on the dates on which the Company itself trades in shares issued thereby.

2. Exceptions to the General Constraints on Trading in Securities

The bans set forth above do not apply to transactions involving shares held in the treasury through private transactions, linked to the exercise of stock purchase options conducted under stock purchase option plans approved by the General Meeting of the Company and possible repurchases of these shares by the Company, also through private transactions, provided that this takes place through exercising the stock option covered by the respective Plan or Program.

The constraints on trading set forth in this Section in sub-items (i), (ii) and (iii) above, are not applicable to the Company itself, its Controlling Shareholders, Officers, Audit Board Members, Employees and Executives with access to Relevant Information and members of the other Technical or Advisory Entities of the Company, as from the date of signature of the Deed of Compliance (CVM Instruction Nº 358/02, Article 13, § 7), when conducting operations under the aegis of the Trading Policy set forth in this Manual.

Transactions conducted by the persons listed above under the aegis of the Trading Policy, in order to enjoy the benefit established herein through the terms of the CVM rule, must do so in the form of long-term investments, complying with at least one of the following characteristics:
1. share subscription or purchase through exercising options granted under the Stock Option Plan approved by the General Meeting;
2. purchases conducted by the Company under the Share Repurchase Plan for cancellation or holding in treasury;
3. application of variable remuneration received as profit-sharing on the acquisition of securities issued by the Company;
4. implementation of Individual Investment Plans, as defined below, by its Officers, its direct and indirect Controlling Shareholders, its Audit Board Members, Employees and Executives with access to Relevant Information and members of the other Technical or Advisory Entities of the Company.

3. Constraints on Trading after the Disclosure of a Relevant Act or Fact

For the hypotheses set forth above, even after the disclosure of a Relevant Act or Fact, the ban on trading will remain in effect should there be any possibility – at the discretion of the Company – of this intervening in the trading conditions for the shares issued by the Company, in a manner that might cause losses for the Company or its shareholders (CVM Instruction Nº 358/02, Article 13, § 5), with such additional constraint necessarily being notified by the Investor Relations Director.

4. Individual Investment Programs

An Individual Investment Program is deemed to be the individual plans for acquiring securities, kept on file at the head offices of the Company, through which the Officers, its direct and indirect Controlling Shareholders, its Audit Board Members, Employees and Executives with access to Relevant Information and members of the other Technical or Advisory Entities of the Company have indicated their intention of investing their own funds over the long term in securities issued by the Company.

For this purpose, the Individual Investment Program must have been on file for more than 30 (thirty) days with the Investor Relations Director, indicating the approximate amount of funds that its holder intends to invest or the number of securities that he will attempt to acquire in the course of the validity period of the Individual Investment Program established thereby, lasting no less than twelve months, at the end of which the holder must present a brief report on its respective progress.

Except in case of force majeure, duly justified in writing,

securities acquired through the Individual Investment Plan may not be divested before being completed 90 (ninety) days of their acquisition dates.

The above-mentioned thirty-day period constraint will not prevail for the first Individual Investment Plan/Program registered after the entry into effect of this Manual.

Moreover, in order to avoid the ban on trading in securities issued by the Company addressed in item 6 below, being applicable to its Officers, Audit  Board Members, and members of the other Technical or Advisory Entities of the Company, as well as its Subsidiary and Associated Companies, established through statutory provisions: (i) the Company must have approved a schedule setting specific dates for the disclosure of the Quarterly Information Report (ITR) and Standardized Financial Statements (DFP) forms; and (ii) the Individual Investment Programs must establish: (a) irrevocable and irretractable commitments for their holders to invest the pre-establsihed amounts on the stipulated dates; (b) the impossibility of signing up for Individual Investment Programs while any Relevant Acts or Facts remains pending and not disclosed to the market, as well as during the fifteen days prior to the disclosure of the ITR and DFP forms; (c) the obligation to extend the commitment to purchase, even after the expiry of the period originally established for binding the holder to the individual Individual Investment Program, as long as a Relevant Act or Fact remains pending and not disclosed to the market, and during the fifteen days prior to the disclosure of the ITR and DFP forms; and (d) the obligation of their holders to return to the Company any losses avoided or gains posted through trading in securities issued by the Company and arising from any possible alteration to the disclosure dates for the ITR and DFP forms, calculated through criteria defined in the specific Individual Investment Program.

5. Ban on Trading during the Period preceding the Disclosure of Quarterly and Annual Information and Financial Statements

The Company, its Officers, its direct and indirect Controlling Shareholders, Audit Board Members, Employees and Executives with access to Relevant Information and members of the other Technical or Advisory Entities of the Company, and any persons who, due to their functions or positions in the Parent Company, Subsidiary Companies and Associated Companies, become aware of information related to a Relevant Act or Fact about the Company, and who assign the Deed of Compliance, may not trade securities issued by the Company within a period of 15 (fifteen) days prior to the disclosure or publication, as applicable of the:

(i) quarterly information of the Company (ITR); and
(ii) annual information of the Company (DFP).

This ban does not apply to trading in securities by the Officers, Audit Board Members, and members of the other Technical or Advisory Entities of the Company, as well as its Subsidiary and Associated Companies set up through statutory provisions, who have signed up for Individual Investment Programs, provided that such programs comply with the requirement set forth in item 5 above and provided that the Company has approved a schedule setting specific dates for the disclosure of the ITR and DFP forms.

6. Ban on Decisions addressing the Acquisition or Divestment of Shares issued by the Company (CVM Instruction Nº 358/02, Article 14)

The Board of the Company may not decide on the acquisition or divestment of its shares without publicly disclosing information, through the publication of a Relevant Act or Fact, on the:
(i) signature of any agreement or contract addressing the transfer of stock control of the Company; or
(ii) granting any option or mandate for the purpose of transferring stock control of the Company; or
(iii) the existence of any intention of undertaking a full or total spin-off, corporate split, take-over, merger, corporate restructuring or reorganization process.
After approval of the Repurchase Program should any fact come to light that is addressed by any of the three hypotheses listed above, the Company will immediately suspend trading in its shares through to the disclosure of the respective Relevant Act or Fact.

7. Ban on Trading Applicable to Former Officers

Without adversely affecting the provisions addressing the Individual Investment Programs, Officers resigning from the management of the Company prior to the public disclosure of a transaction or fact begun during their administration period may not trade in securities issued by the Company:
(i) for a period of 6 (six) months after leaving the Company; or
(ii) until the disclosure of the Relevant Act or Fact by the Company to the market, unless, in this latter hypothesis, trading in the shares of the Company after the disclosure of the Relevant Act or Fact might intervene in the conditions of such transactions, adversely affecting the shareholders of the Company or the Company itself.
Among the alternatives listed above, the event occurring first will always prevail.

Section II Final Provisions

1. Indirect and Direct Trading

The bans on trading regulated in this Manual are applicable to transactions conducted directly or indirectly by the:

(i) Officers, Controlling Shareholders, Audit Board Members, Employees and Executives with access to Relevant Information and members of the other Technical or Advisory Entities of the Company; and also
(ii) persons who, due to their functions or positions in the Parent Company, Subsidiary Companies and Associated Companies, become aware of information related to a Relevant Act or Fact about the Company, and who have signed the Deed of Compliance, even in cases where transactions by such people are conducted through: (i) a company controlled thereby; (ii) third parties with whom they have share or portfolio management agreements or trustee agreements.

Indirect transactions are not deemed to be those conducted by investment funds whose units are held by the people listed in the above item, provided that:
(i) the investment funds are not exclusive; and
(ii) the transaction decisions taken by the Investment Fund Officers cannot be influenced by its unitholders.

2. Policy Oversight Responsibilities of the Investor Relations Director	The Investor Relations Director of the Company is the person in charge of implementing and overseeing its policies on the:
(i) disclosure and use of information; (ii) trading in securities issued by the Company; and (iii) Individual Investment Programs.

3. Alterations to the Manual	This Manual has been approved by the Company Board and any alteration or revision hereof must be submitted to this same Board.

4. Alterations to the Trading Policy	The Trading Policy set forth in this Manual may not be altered as along as the Disclosure of a Relevant Act or Fact remains pending (CVM Instruction Nº 358/02, Article 15, § 1).

5. Third Party Liability

The provisions set forth in this Manual do not invalidate the responsibilities and liabilities arising from legal and regulatory provisions assigned to third parties not directly linked to the Company and who, being aware of any Relevant Act or Fact, trade in securities issued by the Company.

CONDUCT MANUAL
DISCLOSURE AND USE OF INFORMATION AND
SECURITIES TRADING POLICY
ISSUED BY GAFISA S.A.

ANNEX I – Definitions

Definitions	The terms and expressions listed below will have the following meaning, when used in this Manual:

"Controlling Shareholders" or "Parent Company"

the shareholder or group of shareholders linked through a shareholders agreement or under common control deploying the power of control at Gafisa S.A., as set forth in Law Nº 6,404/76 and subsequent alterations thereto.

"Officers"	the directors, officers and members of the Board, both full and alternate of Gafisa S.A.

"Stock Exchange"	Stock Exchanges on which the securities issued by Gafisa S.A., are accepted for trading in Brazil or abroad.

"Manual"	This present Conduct Manual on the Disclosure and Use of Information and Securities Trading Policy issued by Gafisa S.A.

"Company" or "Gafisa S.A."	Gafisa S.A.

"Audit Board Members"	the members of the Audit Board of the Company, both full and alternate, elected as resolved by the Annual General Meeting.

"CVM"	The Brazilian Securities Commission (CVM).

"Investor Relations Director"

the director of the Company in charge of providing information to the investor public, the CVM and the Stock Exchange or the organized over-the-counter entity, as well as for updating the Company records.

"Former Officers"	former Officers and former Board Members who no longer belong to the Management of the Company.

"Employees and Executives with access to Relevant Information"	employees of Company who, due to their functions or positions in the Company, have access to any inside information.

"Inside Information" or "Relevant Information"	all Relevant Information related to the Company that might measurably influence the price of the securities, which has not yet been disclosed to the investor public.

"CVM Instruction Nº 358/02 "

issued by the CVM on January 3, 2002, Instruction Nº 358 rules on the disclosure and use of information on relevant acts or facts related to listed companies, as well as trading in securities issued by a listed company while a relevant fact remains pending and not disclosed to the market, among other matters.

"Technical or Advisory Entities"	the entities of the Company established by its By-Laws with technical functions or for advising its Officers.

"Related Persons"

persons linked in the following ways to the Officers, Directors, Board Members, Audit Board Members and Members of the Technical or Advisory Entities of the Company: (i) spouse, with no legal separation; (ii) common law spouse; (iii) any dependent included in the annual income tax declaration; and (iv) Subsidiary Companies controlled directly or indirectly by its Officers and similar, or by the Related Persons.

"SEC"	Securities and Exchange Commission.

"Associated Companies"	societies in which the Company holds stakes of 10% (ten per cent) or more, without controlling them.

"Subsidiary Companies"	companies in which the Company holds partner rights, either directly or through other subsidiary companies, assuring it a permanent majority in corporate decisions and the power to elect the majority of the Officers.

"Deed of Compliance"	Deed of Compliance with this Manual, which is the document to be signed as set forth in Article 15, § 1, item I and Article 16, § 1 of Instruction Nº 358/02 issued by the CVM.

"Securities"

the word "Securities" is used in this Manual to encompass any shares, debentures, subscription bonuses, subscription rights and receipts, promissory notes, commercial papers, purchase or sale options, indexes and derivatives of any type whatsoever, or any collective investment agreements or titles issued by the Company or referenced thereto which may be deemed securities as stipulated by the law.

CONDUCT MANUAL
DISCLOSURE AND USE OF INFORMATION AND
SECURITIES TRADING POLICY
ISSUED BY GAFISA S.A.

ANNEX II

Deed of Compliance with the Conduct Manual on the Disclosure and Use of Information and Securities Trading Policy issued by Gafisa S.A.

Through this deed [insert name and qualifications], resident and domiciled at [address], registered with the [Personal Tax-Payers Rolls with the Treasury Ministry] under Nº [Nº] and bearer of Identity Card [Brazilian- RG or Foreign- RNE] Nº [insert number and issuer entity], hereinafter called simply the "Declarant", in the position of [state position, function or relationship to the Company] of [Company], a corporation with head offices at [insert address], registered with the Treasury Ministry on the National Corporate TaxPayers’ Roll under CNPJ/MF Nº [insert CNPJ], hereinafter called simply the "Company", through this Deed of Compliance, hereby declares that he / she is fully aware of the rules set forth in the Conduct Manual for the Disclosure and Use of Information and Securities Trading Policy issued by Gafisa S.A. (“Manual”), a copy of which has been received thereby, regulating the corporate policy on the use and disclosure of relevant information and trading in securities issued by the Company, hereby agreeing to guide his / her actions always in compliance with such rules. The Declarant signs this Deed of Compliance in 3 (three) copies of identical form and content in the presence of the 2 (two) undersigned Witnesses.

[insert place and date of signature]

[insert name of Declarant]

Witnesses:
1.___________________________________	2.___________________________________
Name:	Name:
ID Nº:	ID Nº:
Tax Nº :	Tax Nº: :

CONDUCT MANUAL
DISCLOSURE AND USE OF INFORMATION AND
SECURITIES TRADING POLICY
ISSUED BY GAFISA S.A.

ANNEX III

Transactions conducted with securities issued by listed companies controlled by the Company and
/ or the Parent Company:
Period: [month/year]
Name of Acquirer
Or Divestor
Qualifications
CNPJ/CPF
Transaction Date
Issuer Company
Type of Trade
Type of Security
Total Quantity
Quantity by Type and Class
Price
Balance before and after the transaction
Other Relevant Information

ANNEX III – CODE OF CONDUCT

CODE OF ETHICS OF GAFISA S.A.

VISION

To be the leading company in sales, with the highest return to our shareholders (Return on Equity - ROE) in the incorporation, urban development and real estate industry.

We will achieve our goals by:

• Working with committed people, focused on results and with an ever present culture;

• Providing distinguished products for all residential segments;

• Providing competitive products to fulfill customers’ quality and deadline expectations.

VALUES

The INNOVATION based on ETHICS will guide us to our RESULTS without losing QUALITY. PEOPLE with OBJECTIVITY reducing COSTS and respecting the ENVIRONMENT and COMMUNITY.

INNOVATION

We will be alert to products innovation, anticipating the market tendencies and expectations and needs of clients. We search incessantly for people that have the boldness to transform, always challenging the conventional in search of novelties and continuous improvement.

INDEX

• Gafisa Policy

• CEO’s Message

• Content

• GAFISA People

• Conflict of Interests

• Treatment and Confidentiality of Information

• Customers

• Suppliers

• Brokerage Companies and Sales Own Staff

• Shareholders and Capital Markets

• Community

• Environment

• Public Entities and Government Agencies

• Unions

• Competitors

• Press

• Ethics Committee

• Final Considerations

• Term of Commitment

• Declaration of Transparency, existence or not of conflicts

GAFISA POLICIES

Ethics

We maintain an ethic and transparent relation in all levels of relationship whether with our associates, customers, suppliers, shareholders, government and society. We believe that the practice of ethics and morals standards and the observation of legal normative in force assure our credibility in the markets we act.

Results

We maintain the focus in crescent and long-lasting results for our shareholders. The profit is what attracts investors, good people and opportunities, keeping the wheels turning.

Quality

We are always aware to real estate and development of the technologies in order to obtain quality in our products and process, assuring strengthening of the relation company –customer.

People

We maintain and ethical and transparent relation with our people, because we believe they are our most precious asset. Besides, we seek attracting, retaining and maintain the best people always committed to our goals, our values and with the satisfaction of our clients, products and process, assuring strengthening of the relation company – customer.

Objectivity

We know where we want to arrive. We do whatever it takes to achieve our results, always keeping focus on the essential and in the velocity of decision.

Costs

Making more with less is a challenge we assume in the quest of obtaining bigger profits. In order to achieve that, we act with strict cost control and maintain our people in line with that concern.

Environment and Community

We act with respect towards the environment and the communities where we develop our projects. In order to achieve that, we adopt modern technologies and practices in order to make our operations more effectively and minimize the environmental impacts, in line with our concern.

Quality Policy

“We assure the profitability and growth o four Company through the continuous improvement o four products, process and customer satisfaction.”

CEO’s MESSAGE

People of GAFISA,

We are proud in driving our activities based on honesty and commitment, defending the fundamental principles of respect to human life and adopting practices that protect the well-being of all. To maintain the respect and trust from the market and the society, our acquired credibility must be maintained and assured on a day by day basis.

Unintended errors or negligence may turn into discredit risks or damages to our public image. Our practices are compatible with our values, which reflect in the serious image of GAFISA S/A.

Honesty, integrity, self-discipline and loyalty are present in the whole society, but the application of those standards can be frequently different from one place to another.

To align our conduct, we have elaborated this Code of Ethics, based on our culture, values and policies, and validated by our Executive Officers, to serve as a guide of conduct to our collaborators. GAFISA’s Code of Ethics is a work instrument and a moral guide.

Surely this code will inspire us and I hope that each one of us makes our own individual conduct, a constructive example for all.

We all share the goal of incorporating these concepts into our duties and daily activities.

Alceu Duilio Calciolari

CONTENT

This Code covers important topics that are part of the way of acting and driving GAFISA S/A’s businesses in the relations with the internal and/or external public.

This Code is applied to all people at Gafisa, including employees, interns and third parties services providers, at different levels. GAFISA S/A is constituted by the following brands:

GAFISA PEOPLE

Ethical integrity is the main requirement that we expect from our People. The essential items to comply with this requirement are:

• Treat all employees with dignity and respect;

• Do not have prejudice against race, sex, sexual orientation, religion, social class or physical deficiency;

• Do not allow moral and/or sexual harassment in any relationships;

• Hire people based on their capacity to execute the proposed work;

• Provide competitive compensation packages and benefits to the employees;

• Promote professionals on the sole basis of the qualifications and abilities needed for the work to be performed;

• Protect the confidentiality of our employees’ dossiers;

• Strictly follow laws, labor conventions and collective agreements;

• Provide our employees with a safe work environment, with appropriate and satisfactory conditions for the execution of their functions;

• Provide IPE (Individual Protective Equipment) in the construction environment, explain to employees the importance of this equipment and demand the use of it;

• Keep the employees informed about subjects that affect them;

• Be aware that the excessive use of alcohol, drugs and practices of gambling can cause addictions, harming the performance of the activities, as well as your life and work environment; sexual orientation, religion, social class or deficiencies;

• Do not make use of alcohol and do not be under the effect of alcohol during working hours;

• Be aware that the use or transport of illicit drugs can be considered a crime;

• Be responsible for the correct utilization of GAFISA S/A’s assets, in order to avoid damage, inadequate handling, losses and misleading;

• Do not use your e-mail for messages that do not add value to our business;

• Respect the rules of using products with the Company’s logo;

• Apply and respect the logo policy;

• It is not allowed to publish political, labor or religious campaigns in GAFISA S/A’s dependences, as well as the use of GAFISA S/A’s assets for such ends;

• Do not sell goods in the work environment or perform activities that implicate in a waste of time;

• All assets and installations available to employees must be used exclusively to conduct commercial activities of GAFISA S/A and, consequently, shall not be used for any kind of personal benefit. It is expressly forbidden the use of financial resources, services or assets of the Company for any inappropriate or illegal purpose;

• The manager of the departments that receive any kind of commission are responsible for checking over and validating the commissions of the department.

CONFLICT OF INTERESTS

GAFISA S/A’S interests should prevail over particular interests of employees or third parties and guide all decision-making. We highlight the following items:

• It is not allowed to hire employees’ relatives of 1st degree: father, mother, sons/ daughters, brothers/sisters, spouses, cousins, uncles/aunts and nephews/nieces;

• It is not allowed to maintain stable intimate relationships among employees;

• Employees cannot be benefited from the use privileged information in buying or selling Company’s stocks directly or through a third party;

• Preserve the Company’s assets, not using it for personal benefits;

• It is expressly prohibited to remove and use any type of construction’s material for particular matters;

• Employees must avoid activities that are or seem to be in conflict with the interests of the Company;

• It is not allowed to have personal businesses or activities that remove the focus and effort from the work in the Company;

• It is allowed to accept gifts with the maximum value of BRL 150.00 and promotional items that contain the supplier’s name or logo, such as pens, key chains, calendars and drinks. In case the value of gifts and tickets exceed the limit, it is necessary a previous approval from management or a raffle should be done among all employees of the area;

• Invitations to participate in lunches, dinners and/or other events sponsored by suppliers are a common practice in our business. However, there is a limitation of event type or amount involved. Non recurring invitations can be, eventually, accepted, if they are for commercial, marketing and advertisement purposes;

• Air tickets and lodgings sponsored by suppliers for technical visits, workshops, conference, fairs, etc., should be previously validated by the Ethics Committee;

• It is not allowed to accept, in any way, favors regarding the supply of materials or services from our suppliers;

• The use of GAFISA S/A’s suppliers for personal construction should happen in an independent way to the Company’s contracted services, and with all expenses paid by the employee, and should always be approved by the employee’s direct superior;

• For Operational/ Construction Employees it is not allowed to contract suppliers of the construction that the employee is allocated;

• Gratifications, gifts, money, loans or other favors of any nature from sales’ companies should not be accepted.

TREATMENT AND CONFIDENTIALITY OF INFORMATION

Information in hard copy, electronic or oral form is a valuable asset for GAFISA S/A, which should be treated correctly and protected:

• All commercial, technical, strategic and professional information, related to GAFISA S/A, customers and/or partners should be treated with confidentiality, since inappropriate use or premature divulgation or publication, can implicate in risks and/or damages to the image and results of the Company.

Employees’ obligations:

• Not to publish or share confidential information (business plans, project evaluation, CUSTOMERS’ DATA, etc.), be it printed, electronic or oral, with other employees or third parties, which do not need such information for their activities;

• Confidential information related to customers is under the responsibility of all of GAFISA S/A’s employees, and it is prohibited to share these information with third parties without the authorization of the responsible area within the company;

• Not to send GAFISA S/A’s templates/forms for private use and/or to third parties not associated with the Company;

• Not to permit the distribution of confidential, privileged or customers and/ or partners information, for personal benefit or others, in order to avoid undesirable effects;

• The selected partner companies must agree on maintaining the confidentiality and the safety of our customers’ data, protecting the information against unauthorized accesses, usage or revelation of data, limiting the use of this data to the purpose accorded.

GAFISA S/A must demand partners’ contractual obligations clauses related to customers’ information, adopting privacy and confidentiality policies.

COSTUMERS

• The company continuously seeks quality and efficiency on a day by day basis;

• New concepts, technologies and human resources are added at all time for the strengthening of company-customer’s relationship;

• GAFISA S/A guarantees its success by delivering products with the desired quality and seeking continuous processes improvement, from the release to the delivery of projects;

• It is vital to provide our customers a respectful, courteous, efficient and impartial treatment;

• All customers’ questions must be answered within a deadline compatible with their expectations and needs;

• There are no special conditions in the services provided to the customers, regardless of his/her market position or GAFISA’s employees influence;

GAFISA S/A must demand partners’ contractual obligations clauses related to customers’ information, adopting privacy and confidentiality policies.

• It is not allowed to use the name of GAFISA for particular benefit from our customers;

• Expenses with customers (meal, transport, lodging or entertainment) are acceptable, once justified by work meeting or normal business courtesy and under reasonable limits.

• Sending electronic messages to groups of customers is not allowed, excepted for programmed actions and only if executed by Marketing, CRM and Sales Departments.

SUPPLIERS

Suppliers are very important for GAFISA’s business and should be treated with respect and in an impartial way. We reinforce some basic principles for materials and services acquisition process, in order to formalize the ethical principles in the relationships with suppliers

• Supplier selection and contracting activities are performed based on technical, professionals and ethical criteria, through a pre established process;

• Purchase practices, when accomplished in an ethical way, involve decision-making based on price, quality, quantity, delivery and attendance;

• Budgets are made in a clear and fair way for all the participant suppliers of a bidding process;

• It is not permitted to contract companies/consultancies owned by former-employees, resigned from the Company in the period of less than 1 year;

• It is not allowed to hire suppliers who maintain personal relationships with employees and/or with employees’ relatives of 1st degree: father, mother, sons/ daughters, brothers/ sisters, spouses, cousins, uncles/ aunts and nephews/nieces, without the approval of the Ethics Committee. If the supplier provides services or products with direct relation to employees’ activity, it is automatically ineligible to take part in the bidding process.

• Company’s employees cannot participate in the decision process regarding the selection of suppliers, nor try to influence them, in case of financial interests in such suppliers or if they have made any type of related investment;

• The Company respects and strictly complies with country legislation in all areas. Suppliers are contracted only if they comply with the valid and/or applicable legislation to his/her activity, including labor and environmental regulations. Companies that use slave and/or child workforce are not contracted;

• It is essential to have the commitment of all suppliers in the execution of the contracts in an ethical way, guaranteeing the confidentiality of information;

• Contracted suppliers are not authorized to speak with the press about projects they have executed, are currently executing or will execute for GAFISA.

• Suppliers are not authorized to provide information and/or to be source of information about the Company;

• All the GAFISA’s employees are encouraged to inform any illegal, non ethical or inadequate behaviors in the bidding processes or acquisition of goods and services by the Company;

• It is not allowed to use contractual terms or other forms of ambiguous communication to obtain advantage in relation to the other entity involved.

• It is forbidden to let personality and friendships influence in the purchase decisions.

• No employee may request or provide confidential information from other companies.

• It is prohibited to maintain employees and/or administrators with economical and/or financial interests related to suppliers, because these interests may influence or seem to influence the actions executed by them on behalf of GAFISA.

BROKERAGE COMPANIES AND SALES OWN STAFF

Nowadays GAFISA S/A has two different sales structures that serve to specific public. We count on brokerage companies that are our partners in the commercialization of our products, in addition to our own sales staff.

And because we understand that our own sales staff, along with the brokerage companies, are the link between GAFISA S/A and their customers, these are the rights and obligations that should govern this relationship:

• Maintain a relationship based on partnership and professionalism with all of the brokerage companies with whom we work;

• Guarantee the release of correct and accurate information;

• We believe in a healthy competition, so it is not allowed to criticize the products of our competitors. We shall emphasize the positive aspects of our product;

• Not to privilege any brokerage companies with confidential or privileged information;

• Follow all the rules, contracts and agreements;

• GAFISA S/A’s employees are not allowed to participate in the incentive programs of brokerage companies and cannot acquire any items of these awards;

• Demand all brokerage companies to follow the policies and standards of GAFISA S/A, being obligated to act ethically and with transparency with the customers.

SHAREHOLDERS AND CAPITAL MARKETS

GAFISA S/A drives their businesses seeking a good relationship with shareholders and investors, based on accurate and transparent communication, allowing them to follow and understand the Company’s performance:

• It is necessary to drive the Company’s businesses seeking shareholders and investors’ interests, but at the same time maintaining the financial health of our business;

• We will provide timely, regular and reliable information on our activities, structure, financial situation and performance to all shareholders;

• Guarantee a good relationship between GAFISA S/A and our shareholders, regardless the number or the quantity of common shares they have, observing legal regulations;

• Only authorized employees can have relationship with shareholders and capital markets;

• No employee can be benefited with privileged information (insider information) to sell or buy stocks directly or through a third party.

• The improper use of that information is illegal and can result in civil, administrative and criminal penalties.

COMMUNITY

All of GAFISA S/A’s activities should be driven based on ethical and moral values, by the articulation among the economical, social and environmental dimensions, in the development of real estate enterprises. Therefore, it is necessary to:

• Consider, during the decision processes, the possible impacts on the environment and in the neighborhood, considering the preservation of historical and cultural patrimony;

• Contribute to the sustainable development of the communities where the Company develops its activities;

• Motivate social responsibility actions along with customers, employees or third parties for quality improvement of human life;

• Seek harmony between generation of value to shareholders and social wellbeing objectives in the areas where the company operates.

ENVIRONMENT

The aspects related to the promotion and maintenance of a sustainable environment are our priorities.

GAFISA S/A assumes the commitment of respecting the environment in the development of its activities, products and services, using practices and measures to assure the reduction of pollution and negative environmental impacts, and the improvement of our performance regarding the environment, such as:

• To comply integrally with the applicable legislation and environmental norms;

• To seek, develop and implement new technologies to improve our environmental performance;

• To identify possible environmental impacts of our processes and maintain a continuous search to reduce negative impacts;

• To optimize raw material and energy usage as a contribution for the preservation of natural resources;

• To reduce, reuse and promote the recycling of generated residues;

• To train, make the employees aware and stimulate the suppliers in the search for a sustainable environment.

PUBLIC ENTITIES AND GOVERNMENT AGENCIES

GAFISA S/A maintains a good relationship with the local authorities, in the state and national sphere: city halls, urban and environmental permission agencies, specialized police stations, regulation agencies, government entities, public administration agents and third parties involved in a direct or indirect way in the development of its activities, respecting the laws, norms and regulations and executing its duties.

UNIONS

GAFISA S/A esteems the relationship with union entities, respecting the collaborators’ free-association and the collective negotiation, recognizing its legitimacy and complying with the collective agreements.

COMPETITORS

GAFISA S/A avoids all actions that can be interpreted as anti-competitor, monopolistic or, in any way, contrary to international, national or local laws, that regulate the market competitive practices.

It is our commitment to:

• To respect competitors and their products;

• Not to obtain commercial private information or other confidential information of our competitors in an inappropriate way;

• To maintain relationships with competitors’ employees in compliance and observing the related laws.

In order maintain a clear relationship with customers, shareholders and community, GAFISA S/A keeps an open channel with the press, making available all necessary information to explain and publish its actions:

• It is mandatory to all employees and services providers to be concerned with the Company’s image and reputation;

• Information published in the press by all communication channels is very important in the process of formation of GAFISA S/A’s image. Therefore, it should be an object of concern and centralized work to guarantee the appropriate perception form the market;

• In a mandatory way, every professional contact with the press must be, obligatorily, authorized by the Public Relation / Communication Area. Employees are not authorized to release any type of information to the press, grant interviews to any communication channel, or consent to have his/her image or the image of his/ her work place captured by video, picture or any other type of visual registration, without the necessary authorization.

• If you have been contacted by the press to give information, to write an article or to grant interviews and declarations related to GAFISA, please contact the Public Relation/ Communication Area:

Contacts:

Sergio Santos - sergio@4press.com.br
Ana Moretto - anamoretto@4press.com.br

Contacts:

SP - Débora Mari - debora.mari@maquina.in.br
RJ - Amanda Cardoso - amanda.cardoso@maquina.inf.br

Contacts:

Denise Mello - sergio@4press.com.br
Ana Moretto - anamoretto@4press.com.br

INFORMATION SECURITY

Gafisa S/A provides all technologies equipment necessary for the employee to better perform its daily activities.

• It is a responsibility of each employee to care for each IT resources provided by the Company. It is not allowed the use of personal computers in Company’s property.

• The access to net, internet or system provided by the Company shall be done trough a login and password that are personal and inalienable.

• The access to systems, solutions and internet are controlled by exclusive tools and monitored periodically by the Information Security team. Any specific needs will be evaluated by the Information Security Department.

• It is not allowed the use of programs and systems for download of files, music, video, chat among others (exceptions will be treated punctually with the approval of the Manager and Information Security Department).

• It is forbidden the use of e-mail for internal or external advertisement of messages that contains spam, pornographic content or matters not related to work issues.

• The information filed in the company’s net is stored in backups and the information filed in the disk of computers (C:) are of risibility of the own user and do not have bakup.

• It is expressly forbidden the use of pen drive and CD-ROM in the computers of the Company (exceptions are treated punctually by the approval of the Manager of Information Security).

• It is expressly forbidden to present yourself or manifest in social networks and/or other channels or communication using the Company’s name.

• The Information Security and Information Technology Departments have exclusive policies for all abovementioned items. All those policies are available in the Management System of the Company.

ETHICS COMMITTEE

To manage and follow the ethical culture in GAFISA S/A, an Ethics Committee was created and is formed by members of the following areas:

• People

• Legal

• Planning and Control

Main responsibilities of the Committee:

• To solve ethics conflicts that are not solved by the hierarchical chain or that are not included in this code or in its guidelines;

• To review this code, when necessary, to adapt or include new items or concepts;

• To guarantee confidentiality of received information;

• To make public all actions taken related to the violation of the Code of Ethics.

Any attitude that is not in compliance with the principles of the Code of Ethics should be reported and validated with the Ethics Committee. To report code violation (anonymously or not) the following communication channel is available:

www.canalconfidencial.com.br/etica

The information will be maintained in absolute confidentiality. The existence of this channel expresses GAFISA S/A’s commitment with the ethics management.

FINAL CONSIDERATIONS

In addition of reading, understanding, complying and demanding compliance to the Code of Ethics, Managers have the obligation to be an example to their employees.

It is under the responsibility of all employees to consult his/her immediate superior for situations that demand solution or additional orientation or Ethics Committee, in order to assure that the form and the content of the GAFISA S/A’s Code of Ethics are preserved.

Even though the objective of this Code is to assist most of the situations involving subjects related to ethics in our activities, new situations can emerge, being necessary the definition of new rules and update the Code of Ethics.

TERM OF COMMITMENT

I declare that I have received the Code of Ethics and I am aware of all rules and obligations. I agree and I assume the obligation of incorporating it as a reference in my Company daily activities.

The violation of the items mentioned in this code will be considered serious fault and fair reason for contractual rescission, subject to the agreed contract penalties and valid to Brazilian legislation.

Name__________________________________

Area___________________________________

Date ____/____/____

Signature ______________________________

This term consists of two copies. A copy stays with GAFISA S/A and the other with the employee.

DECLARATION OF TRANSPARENCY

Existence or Not of Conflict of Interests

This declaration is applicable to employees involved in a situation that can represent a real or potential conflict of interests with GAFISA S/A’s businesses, and also for circumstances that need Ethics Committee validation, in agreement with the rules in this Code. Fill out the fields below, sign and send to the responsible for HR (Gente e Gestão) Area for Ethics Committee evaluation.

1. Indicate GAFISA S/A’s suppliers, services providers, partners or customers, which you are partner, administrator, executive, negotiator, commercial representative or that have any management position (decision-maker):

Company/Area _______________________________________________

Relation with GAFISA S/A ________________________________________

Job/Position __________________________________________________

2. Indicate the people of your straight relationship that are partners, administrators, executives, negotiators, commercial representatives or that have any management positions (decision-maker) in GAFISA’s supplier, services providers, partner, customer or competitors:

Full Name ____________________________________________________

Type of Relationship ____________________________________________

Company/ Area ________________________________________________

3. Situation that needs validation:

Description of the situation ________________________________________

I declare that the information provided by me in this document is true, without omission of any information that can influence GAFISA’s decisions concerning to this present declaration.

The employee’s full name: ________________________________________

Area: _____________________________________ Date: ____/____/____

Signature _________________________________

This term consists of two copies. A copy stays with GAFISA S/A and the other with the employee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 05, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer